June 8, 2016

VIA E-MAIL AND CERTIFIED MAIL

The Board of Directors of
Seacoast Banking Corporation of Florida
C/O Corporate Secretary
815 Colorado Avenue
Stuart, FL 34994

Dear Directors:

At the May 24, 2016 annual meeting of shareholders of Seacoast Banking Corporation of Florida, no nominee for election as a director received the support of a majority of the outstanding shares, and three of the five nominees received withhold votes ranging from 41.7% to 47.5% of the shares voted.  These results, which occurred without extensive solicitation in opposition to any director, underscore that there is profound dissatisfaction among Seacoast shareholders with Seacoast’s financial performance and governance, and that real change is overdue.

We trust that the board and management will reflect carefully on the results of the annual meeting and move with a sense of urgency to bring Seacoast’s performance, key financial metrics and governance into line with well-run industry peers. We believe the board must address promptly the serious issues that compromise the success of the bank, many of which we have discussed in our letter of May 10, 2016.

As Seacoast’s largest investor, nothing would please us more than to see Seacoast achieve, indeed exceed, its financial targets for 2016 and embrace the challenge of raising its performance and governance to the high standards of which we believe the company is capable. We will continue to monitor the company’s progress carefully.

Very truly yours,

/s/ John P. Sullivan
Managing Director